1(212) 318-6052

christophertafone@paulhastings.com

September 11, 2013	79611.00011

VIA EDGAR

Mr. Chad Efkildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-190510 and 811-22570

Dear Mr. Efkildsen:

This letter responds to your comments communicated to Rachael Schwartz of Paul Hastings LLP by telephone on September 6, 2013, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2013 (SEC Accession No. 0001047469-13-008298).

The Registrant’s responses to your comments are reflected below.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Form N-PX

Comment 1.   The Fund’s Form N-PX filed on August 30, 2013, was signed by the Fund’s Chief Compliance Officer; however, the instructions to Form N-PX require that the Principal Executive Officer of the Fund sign Form N-PX.  You have requested that the Fund file an amended N-PX signed by the Fund’s Principal Executive Officer.

Response 1.  The Fund filed an amended N-PX signed by the Principal Executive Officer on September 9, 2013.

Website

Comment 2.  You have noted that the “Distributions” tab on the Fund’s website does not indicate whether any of the distributions included return of capital.  You have requested that, if any of the Fund’s distributions include a return of capital, the Fund should clearly identify what portion of such distribution(s) was a return of capital.

Response 2.  We report that some of the distributions made by the Fund did include a return of capital.  We report that the Fund’s website (under the “Distributions” tab) has been updated to disclose this fact to investors.

Fact Sheet

Comment 3.  With respect to the Fund’s fact sheet, the Fund currently reports a dividend yield.  You have noted that if some of the distributions have included return of capital, then this should be called a distribution yield rather than a dividend yield.  In addition, you have stated that the “Distribution History” on the fact sheet should indicate what portion of each distribution has been return of capital, if any.

Response 3.  The Fund will make these changes to its fact sheets going forward.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone
for PAUL HASTINGS LLP

Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

September 11, 2013

VIA EDGAR

Chad Efkildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-190510 and 811-22570

Dear Mr. Efkildsen:

In connection with your review of the Registration Statement on Form N-2 (the “Registration Statement”) of the Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”) that was filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2013 (SEC Accession No. 0001047469-13-008298), the Fund acknowledges that:

1.             In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.             The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.             The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Jonathan C. Tyras

Jonathan C. Tyras
Secretary